Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2024 and for the six and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 92, beginning on July 1, 2024

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 603,140,435 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 603

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Consultores Venture Capital Uruguay S.A. and Consultores Asset Management S.A..

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.) - Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Consultores Asset Management S.A.).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 230,771,688 shares

Voting stock (direct and indirect equity interest): 38.67% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	603,140,435 (**)	603

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CNV	Securities Exchange Commission (Argentina)
CODM	Chief operating decision maker
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
EHSA	Entertainment Holdings S.A.
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
MEP	Electronic Payment Market
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
U.S.	United States
VAM	Vista al Muelle S.A.
Zetol	Zetol Ltd.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of December 31, 2024 and June 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2024	06.30.2024
ASSETS
Non-current assets
Investment properties	8	1,918,764	2,120,192
Property, plant and equipment	9	572,743	618,361
Trading properties	10	22,110	23,660
Intangible assets	11	73,580	87,801
Group of assets held for sale		331	3,144
Right-of-use assets	12	101,611	96,889
Biological assets	13	37,258	33,948
Investment in associates and joint ventures	7	186,774	166,681
Deferred income tax assets	21	12,149	11,814
Income tax credit		27	17
Restricted assets	15	4,158	3,294
Trade and other receivables	16	158,452	171,624
Investment in financial assets	15	6,944	12,483
Derivative financial instruments	15	422	1,485
Total non-current assets		3,095,323	3,351,393
Current assets
Trading properties	10	355	499
Biological assets	13	109,624	70,602
Inventories	14	105,990	140,854
Income tax credit		1,819	2,785
Trade and other receivables	16	321,507	316,960
Investment in financial assets	15	213,249	176,978
Derivative financial instruments	15	9,531	8,145
Cash and cash equivalents	15	97,928	138,861
Total current assets		860,003	855,684
TOTAL ASSETS		3,955,326	4,207,077
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		739,254	843,378
Non-controlling interest		920,622	1,051,029
TOTAL SHAREHOLDERS' EQUITY		1,659,876	1,894,407
LIABILITIES
Non-current liabilities
Trade and other payables	18	62,962	61,275
Borrowings	20	628,242	576,097
Deferred income tax liabilities	21	678,163	773,027
Provisions	19	26,382	26,142
Payroll and social security liabilities		119	1,621
Lease liabilities	12	75,723	74,184
Derivative financial instruments	15	5,644	3,747
Total non-current liabilities		1,477,235	1,516,093
Current liabilities
Trade and other payables	18	308,582	301,008
Borrowings	20	387,958	420,263
Provisions	19	5,035	5,564
Payroll and social security liabilities		23,104	24,452
Income tax liabilities		52,281	8,118
Lease liabilities	12	20,749	22,453
Derivative financial instruments	15	20,506	14,719
Total Current liabilities		818,215	796,577
TOTAL LIABILITIES		2,295,450	2,312,670
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		3,955,326	4,207,077

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Revenues	22	449,163	445,859	204,472	220,463
Costs	23	(298,248)	(253,034)	(124,786)	(112,930)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		4,372	(821)	6,489	6,848
Changes in the net realizable value of agricultural products after harvest		(1,806)	15,077	(3,992)	9,726
Gross profit		153,481	207,081	82,183	124,107
Net (loss) / gain from fair value adjustment of investment properties	8	(227,858)	304,210	12,192	(32,722)
Gain from disposal of farmlands		23,726	9,196	-	9,104
General and administrative expenses	24	(47,279)	(35,287)	(25,752)	(27,593)
Selling expenses	24	(36,478)	(35,492)	(16,673)	(16,454)
Other operating results, net	25	(1,198)	11,998	(1,073)	1,425
Management fees		-	(12,277)	-	2,908
(Loss) / Profit from operations		(135,606)	449,429	50,877	60,775
Share of profit of associates and joint ventures	7	23,654	43,276	15,909	36,985
(Loss) / Profit before financial results and income tax		(111,952)	492,705	66,786	97,760
Finance income	26	3,350	18,864	(1,148)	10,395
Finance cost	26	(37,109)	(40,676)	(17,608)	(18,847)
Other financial results	26	93,090	(271,394)	35,770	(259,401)
Inflation adjustment	26	(34,418)	148,683	(26,955)	116,984
Financial results, net	26	24,913	(144,523)	(9,941)	(150,869)
(Loss) / Profit before income tax		(87,039)	348,182	56,845	(53,109)
Income tax	21	22,648	(82,064)	(43,055)	55,620
(Loss) / Profit for the period		(64,391)	266,118	13,790	2,511

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		(85,410)	298,845	(65,504)	322,302
Revaluation surplus		277	2,299	7	863
Total other comprehensive (loss) / income for the period		(85,133)	301,144	(65,497)	323,165
Total comprehensive (loss) / income for the period		(149,524)	567,262	(51,707)	325,676
(Loss) / Profit for the period attributable to:
Equity holders of the parent		(61,541)	106,267	(18,804)	(29,859)
Non-controlling interest		(2,850)	159,851	32,594	32,370
Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(92,161)	214,251	(42,516)	85,331
Non-controlling interest		(57,363)	353,011	(9,191)	240,345
(Loss) / Profit for the period per share attributable to equity holders of the parent (ii):
Basic		(103.27)	179.48	(31.55)	(49.68)
Diluted		(103.27) (iii)	152.23	(31.55) (iii)	(49.68) (iii)

(i)
Components of other comprehensive (loss)/ income have no impact on income tax.
(ii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2024.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024	594	2	246,894	22,381	325,047	(27,077)	33,259	186,799	55,479	843,378	1,051,029	1,894,407
Loss for the period	-	-	-	-	-	-	-	-	(61,541)	(61,541)	(2,850)	(64,391)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(30,620)	-	(30,620)	(54,513)	(85,133)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(30,620)	(61,541)	(92,161)	(57,363)	(149,524)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	4,288	34,134	(38,422)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	(6,517)	-	(6,517)	(7,495)	(14,012)
Reserve for share - based payments	-	-	-	-	-	(132)	-	135	-	3	112	115
Dividends distribution	-	-	-	-	-	-	-	-	(47,338)	(47,338)	(61,910)	(109,248)
Exercise of warrants (ii)	7	-	101	(1,285)	46,256	-	-	-	-	45,079	1,019	46,098
Changes in non-controlling interest	-	-	-	-	-	-	-	(10,907)	-	(10,907)	(4,899)	(15,806)
Other changes in shareholders' equity	-	-	-	-	-	-	-	7,717	-	7,717	-	7,717
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	129	129
Balance as of December 31, 2024	596	7	246,995	21,096	371,303	(27,209)	37,547	180,741	(91,822)	739,254	920,622	1,659,876

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of December 31, 2024. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) As of December 31, 2024, the remaining warrants to exercise amount to 81,063,170. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended December 31, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024	(3,360)	(8,893)	33,427	2,377	159,469	3,779	186,799
Other comprehensive (loss) / income for the period	-	(30,920)	-	-	-	300	(30,620)
Total comprehensive (loss) / income for the period	-	(30,920)	-	-	-	300	(30,620)
Assignment of results - Shareholders’ meeting	-	-	(33,427)	-	67,561	-	34,134
Repurchase of treasury shares	(6,517)	-	-	-	-	-	(6,517)
Changes in non-controlling interest	-	-	-	-	-	(10,907)	(10,907)
Reserve for share-based payments	134	-	-	-	-	1	135
Other changes in shareholders' equity	-	249	-	-	-	7,468	7,717
Balance as of December 31, 2024	(9,743)	(39,564)	-	2,377	227,030	641	180,741

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	246,850	22,979	305,480	(17,245)	23,620	202,710	151,228	936,215	1,224,585	2,160,800
Profit for the period	-	-	-	-	-	-	-	-	106,267	106,267	159,851	266,118
Other comprehensive income for the period	-	-	-	-	-	-	-	107,984	-	107,984	193,160	301,144
Total comprehensive income for the period	-	-	-	-	-	-	-	107,984	106,267	214,251	353,011	567,262
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	9,639	71,430	(81,069)	-	-	-
Issuance of shares	1	(1)	-	-	-	(1,639)	-	1,639	-	-	-	-
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	(5,485)	(5,485)
Reserve for share-based payments	-	-	-	-	-	(407)	-	(94)	-	(501)	(919)	(1,420)
Exercise of warrants	1	-	12	(165)	5,837	-	-	-	-	5,685	72	5,757
Changes in non-controlling interest	-	-	-	-	-	-	-	(9,776)	-	(9,776)	15,689	5,913
Dividends distribution	-	-	-	-	-	-	-	-	(111,708)	(111,708)	(133,704)	(245,412)
Other changes in shareholders' equity	-	-	-	-	-	-	-	5,419	(5,419)	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	73	73
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	427	427
Balance as of December 31, 2023	588	6	246,862	22,814	311,317	(19,291)	33,259	379,312	59,299	1,034,166	1,453,749	2,487,915

(i) Includes ARS 17 nof Inflation adjustment of treasury shares as of December 31, 2023. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) Group’s other reserves for the period ended December 31, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(11,650)	26,775	-	2,377	154,050	31,158	202,710
Other comprehensive income for the period	-	106,250	-	-	-	1,734	107,984
Total comprehensive income for the period	-	106,250	-	-	-	1,734	107,984
Assignment of results - Shareholders’ meeting	-	-	71,430	-	-	-	71,430
Issuance of shares	1,639	-	-	-	-	-	1,639
Changes in non-controlling interest	-	-	-	-	-	(9,776)	(9,776)
Reserve for share-based payments	416	-	-	-	-	(510)	(94)
Other changes in shareholders' equity	-	-	-	-	5,419	-	5,419
Balance as of December 31, 2023	(9,595)	133,025	71,430	2,377	159,469	22,606	379,312

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the six-month periods ended December 31, 2024 and 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2024	12.31.2023
Operating activities:
Net cash (used in) / generated from operating activities before income tax paid	17	(13,487)	112,684
Income tax paid		(6,884)	(6,487)
Net cash (used in) / generated from operating activities		(20,371)	106,197
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		4,892	28,342
Capital contributions to associates and joint ventures		(31)	-
Acquisition and improvement of investment properties		(19,402)	(7,119)
Proceeds from sales of investment properties		6,545	43,004
Acquisitions and improvements of property, plant and equipment		(17,449)	(65,785)
Acquisition of intangible assets		(2,069)	(1,246)
Proceeds from sales of property, plant and equipment		16,995	58,611
Dividends collected from associates and joint ventures		-	534
Proceeds from loans granted		460	1,140
Acquisitions of investments in financial assets		(324,474)	(306,485)
Proceeds from disposal of investments in financial assets		265,248	354,426
Interest received from financial assets		6,042	12,606
Payments of derivative financial instruments		966	189
Net cash (used in) / generated from investing activities		(62,277)	118,217
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		226,476	131,949
Payment of borrowings and non-convertible notes		(85,369)	(149,512)
(Payment) / Obtaining of short term loans, net		(973)	65,208
Interest paid		(46,819)	(89,496)
Capital contributions from non-controlling interest in subsidiaries		129	500
Lease liabilities paid		(2,278)	(157)
Repurchase of treasury shares		(14,012)	(5,485)
Dividends paid		(58,060)	(203,737)
Exercise of warrants		46,098	5,757
Repurchase of non-convertible notes		(24,854)	-
Net cash generated from / (used in) financing activities		40,338	(244,973)
Net decrease in cash and cash equivalents		(42,310)	(20,559)
Cash and cash equivalents at the beginning of the period	15	138,861	175,230
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		7,598	56,697
Inflation adjustment		(6,221)	10,302
Cash and cash equivalents at the end of the period	15	97,928	221,670

 The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on February 10, 2025.

As of December 31, 2024, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2024 prepared in accordance with IFRS Accounting Standards, issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements as of December 31, 2024 and for the interim periods of six months ended December 31, 2024 and 2023 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The table below presents the index for the period between the last fiscal year and as of December 31, 2024, and for the 12 month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of December 31, 2024 (six months)	As of December 31, 2024 (twelve months)
Price variation	21%	118%

As a consequence of the aforementioned, these financial statements as of December 31, 2024 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2024 and December 31, 2023 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such periods, restated according to IAS 29 (See Note 2.1).

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2024 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2024, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Acquisition of “Agrícola Nova Horizonte” - Brasilagro

On May 20, 2024, BrasilAgro acquired Agrícola Nova Horizonte S.A., an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags per hectare. This acquisition aligns with the Group’s strategy to expand its presence in the sector, increase market share, and optimize agricultural operations.

On August 6, 2024, after fulfilment of the conditions precedent, the closing agreement was signed and BrasilAgro assumed control of the operations. As of that date, the assets and liabilities of the acquired company will be consolidated.

The total value of the acquisition was BRL 6.2 million, as stipulated in the contract. The contract provided for a price adjustment to reflect the variation between June 30, 2024 and the date of the transaction, in accordance with the criteria previously established between the parties.

The amounts are expressed in the currency of the transaction date.

Sale of fraction of “Alto Taquari” farm - Brasilagro

On September 26, 2024, Brasilagro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021.

The amount to be paid was set at 1,272,274 bags of soybeans, equivalent to BRL 189.4 million on the date of the transaction. The gain has been recognized during the current period.

Sale of fraction of “Rio do meio” farm – Brasilagro

On September 30, 2024, Brasilagro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, the deadline for the fourth and final transfer is set for July 2025.

The amount to be paid was set at 54,053 bags of soybeans, equivalent to BRL 7 million on the date of the transaction. The gain has been recognized during the current period.

Sale of fraction of “Los Pozos” farm - CRESUD

On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the establishment called “Los Pozos” located in the province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said establishment in the hands of the Company. The total price was USD 2.23 million (USD/ha 614), of which USD 1.1 million have been collected to date. The remaining balance of USD 1.13 million, guaranteed with a mortgage on the property, will be collected in a single installment in September 2025.

The amounts are expressed in the currency of the transaction date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban property business and investments

Payment of installments for share purchase - Zetol

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

The amounts are expressed in the currency of the transaction date.

Purchase of property adjacent to Alto Avellaneda shopping mall - IRSA

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sales agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

The amounts are expressed in the currency of the transaction date.

Merger by absorption of IRSA and Centro de Entretenimiento La Plata S.A. - IRSA

On September 11, 2024, IRSA and Centro de Entretenimiento La Plata S.A. (CELAP) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2024, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that IRSA is included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the CNV and the markets, both national and foreign, where its shares are listed.

The merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies.

On October 14 and 28, 2024, the Shareholders' Meetings of IRSA and CELAP, respectively, were held, approving the merger by absorption, whose effective date was established on July 1, 2024. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and in accordance with the prior merger agreement, there is no exchange ratio, since IRSA, in its capacity as the controlling company of CELAP with a 100% share, does not receive its own shares given that its holding in CELAP already it is incorporated into its equity.

“261 Della Paolera” floor sale - IRSA

On October 15, 2024, IRSA sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The transaction price was approximately USD 7.1 million (MEP) (See Note 8) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

Purchase of Shopping Mall “Terrazas de Mayo” - IRSA

On December 3, 2024, IRSA signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 86 stores, 20 stands and a built-up area of 33,700 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the operation was set at USD 27.75 million, of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed and 20% remaining 36 months from the signing of the deed. Implicit interests have been segregated for a total of USD 1.8 million.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2024 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the six-month periods ended December 31, 2024 and 2023:

	12.31.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	238,715	170,141	408,856	(949)	42,949	(1,693)	449,163
Costs	(216,929)	(38,218)	(255,147)	88	(43,189)	-	(298,248)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,786	-	2,786	-	-	1,586	4,372
Changes in the net realizable value of agricultural products after harvest	(1,806)	-	(1,806)	-	-	-	(1,806)
Gross profit / (loss)	22,766	131,923	154,689	(861)	(240)	(107)	153,481
Net (loss) / gain from fair value adjustment of investment properties	(646)	(226,998)	(227,644)	(214)	-	-	(227,858)
Gain from disposal of farmlands	23,726	-	23,726	-	-	-	23,726
General and administrative expenses	(19,033)	(28,498)	(47,531)	158	-	94	(47,279)
Selling expenses	(26,799)	(9,747)	(36,546)	59	-	9	(36,478)
Other operating results, net	8,415	(9,723)	(1,308)	(8)	135	(17)	(1,198)
Profit / (loss) from operations	8,429	(143,043)	(134,614)	(866)	(105)	(21)	(135,606)
Share of (loss) / profit of associates and joint ventures	(1,123)	24,061	22,938	716	-	-	23,654
Segment profit / (loss)	7,306	(118,982)	(111,676)	(150)	(105)	(21)	(111,952)

Reportable assets	827,875	2,178,927	3,006,802	907	-	947,617	3,955,326
Reportable liabilities (*)	-	-	-	-	-	(2,295,450)	(2,295,450)
Net reportable assets	827,875	2,178,927	3,006,802	907	-	(1,347,833)	1,659,876

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2023:

	12.31.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	225,523	183,583	409,106	(997)	38,350	(600)	445,859
Costs	(181,614)	(32,373)	(213,987)	122	(39,169)	-	(253,034)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,398)	-	(1,398)	-	-	577	(821)
Changes in the net realizable value of agricultural products after harvest	15,077	-	15,077	-	-	-	15,077
Gross profit	57,588	151,210	208,798	(875)	(819)	(23)	207,081
Net gain from fair value adjustment of investment properties	2,079	304,614	306,693	(2,483)	-	-	304,210
Gain from disposal of farmlands	9,196	-	9,196	-	-	-	9,196
General and administrative expenses	(20,362)	(15,335)	(35,697)	118	-	292	(35,287)
Selling expenses	(22,907)	(12,549)	(35,456)	87	-	(123)	(35,492)
Other operating results, net	15,855	(4,011)	11,844	(15)	320	(151)	11,998
Management fees	-	-	-	-	(12,277)	-	(12,277)
Profit from operations	41,449	423,929	465,378	(3,168)	(12,776)	(5)	449,429
Share of (loss) / profit of associates and joint ventures	(117)	41,310	41,193	2,083	-	-	43,276
Segment profit	41,332	465,239	506,571	(1,085)	(12,776)	(5)	492,705

Reportable assets	1,362,035	3,107,162	4,469,197	8,042	-	1,388,732	5,865,971
Reportable liabilities (*)	-	-	-	-	-	(3,378,056)	(3,378,056)
Net reportable assets	1,362,035	3,107,162	4,469,197	8,042	-	(1,989,324)	2,487,915

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (240) and ARS (819) corresponding to Expenses and FPC as of December 31, 2024 and 2023, respectively, and ARS 12,277 to management fees, as of December 31, 2023.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(*)
The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	148,762	-	-	89,953	238,715
Costs	(124,728)	(134)	-	(92,067)	(216,929)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,786	-	-	-	2,786
Changes in the net realizable value of agricultural products after harvest	(1,806)	-	-	-	(1,806)
Gross profit / (loss)	25,014	(134)	-	(2,114)	22,766
Net loss from fair value adjustment of investment properties	-	(646)	-	-	(646)
Gain from disposal of farmlands	-	23,726	-	-	23,726
General and administrative expenses	(10,763)	(37)	(2,617)	(5,616)	(19,033)
Selling expenses	(16,248)	(753)	-	(9,798)	(26,799)
Other operating results, net	(1,670)	8,932	-	1,153	8,415
(Loss) / profit from operations	(3,667)	31,088	(2,617)	(16,375)	8,429
Share of loss of associates and joint ventures	(316)	-	-	(807)	(1,123)
Segment (loss) / profit	(3,983)	31,088	(2,617)	(17,182)	7,306

Investment properties	-	65,161	-	-	65,161
Property, plant and equipment	496,554	1,532	-	3,641	501,727
Investments in associates and joint ventures	7,796	-	-	588	8,384
Other reportable assets	181,060	331	-	71,212	252,603
Reportable assets	685,410	67,024	-	75,441	827,875

	12.31.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	153,519	-	-	72,004	225,523
Costs	(137,004)	(144)	-	(44,466)	(181,614)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(1,398)	-	-	-	(1,398)
Changes in the net realizable value of agricultural products after harvest	15,077	-	-	-	15,077
Gross profit / (loss)	30,194	(144)	-	27,538	57,588
Net gain from fair value adjustment of investment properties	-	2,079	-	-	2,079
Gain from disposal of farmlands	-	9,196	-	-	9,196
General and administrative expenses	(11,266)	(35)	(2,633)	(6,428)	(20,362)
Selling expenses	(16,280)	(85)	-	(6,542)	(22,907)
Other operating results, net	658	12,140	-	3,057	15,855
Profit / (loss) from operations	3,306	23,151	(2,633)	17,625	41,449
Share of profit / (loss) of associates and joint ventures	2,177	-	-	(2,294)	(117)
Segment profit / (loss)	5,483	23,151	(2,633)	15,331	41,332

Investment properties	-	144,310	-	-	144,310
Property, plant and equipment	825,016	1,522	-	4,671	831,209
Investments in associates and joint ventures	9,705	-	-	4,214	13,919
Other reportable assets	262,678	5,353	-	104,566	372,597
Reportable assets	1,097,399	151,185	-	113,451	1,362,035

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	12.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	120,943	8,690	6,894	30,545	3,069	170,141
Costs	(8,461)	(634)	(8,187)	(19,169)	(1,767)	(38,218)
Gross profit / (loss)	112,482	8,056	(1,293)	11,376	1,302	131,923
Net gain / (loss) from fair value adjustment of investment properties (i)	119,242	(104,714)	(241,355)	-	(171)	(226,998)
General and administrative expenses	(13,745)	(1,112)	(5,373)	(5,463)	(2,805)	(28,498)
Selling expenses	(5,435)	(224)	(1,031)	(2,357)	(700)	(9,747)
Other operating results, net	(280)	56	(11,586)	(296)	2,383	(9,723)
Profit / (Loss) from operations	212,264	(97,938)	(260,638)	3,260	9	(143,043)
Share of profit of associates and joint ventures	-	-	-	-	24,061	24,061
Segment profit / (loss)	212,264	(97,938)	(260,638)	3,260	24,070	(118,982)

Investment and trading properties	994,539	245,837	638,866	-	2,337	1,881,579
Property, plant and equipment	3,503	394	23,206	40,587	3,355	71,045
Investment in associates and joint ventures	-	-	-	-	171,650	171,650
Other reportable assets	1,761	1,541	48,077	601	2,673	54,653
Reportable assets	999,803	247,772	710,149	41,188	180,015	2,178,927

(i) For the six-month period ended December 31, 2024, the net loss from fair value adjustment of investment properties was ARS 226,998. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:

(a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms decreased by 28.35% during the six-month period ended as of December 31, 2024, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:

a)
gain of ARS 51,665 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 101,238 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 189 basis points in the discount rate used for cash flows and a decrease of 155 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and cost of debt components of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 122,247.

Additionally, due to the impact of the inflation adjustment, ARS 144,967 were reclassified for shopping malls from “Net gain / loss) from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

	12.31.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	122,405	7,648	9,858	41,094	2,578	183,583
Costs	(6,335)	(618)	(5,355)	(18,314)	(1,751)	(32,373)
Gross profit	116,070	7,030	4,503	22,780	827	151,210
Net gain / (loss) from fair value adjustment of investment properties	331,033	1,015	(28,240)	-	806	304,614
General and administrative expenses	(14,100)	(1,350)	(5,601)	(5,954)	11,670	(15,335)
Selling expenses	(5,370)	(244)	(3,713)	(2,800)	(422)	(12,549)
Other operating results, net	(1,196)	(126)	(4,525)	(307)	2,143	(4,011)
Profit / (Loss) from operations	426,437	6,325	(37,576)	13,719	15,024	423,929
Share of profit of associates and joint ventures	-	-	-	-	41,310	41,310
Segment profit / (loss)	426,437	6,325	(37,576)	13,719	56,334	465,239

Investment and trading properties	1,163,618	483,597	1,147,982	-	5,034	2,800,231
Property, plant and equipment	2,659	479	23,107	35,060	3,907	65,212
Investment in associates and joint ventures	-	-	-	-	169,747	169,747
Other reportable assets	1,786	1,542	65,296	758	2,590	71,972
Reportable assets	1,168,063	485,618	1,236,385	35,818	181,278	3,107,162

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	12.31.2024	06.30.2024
Beginning of the period / year	166,663	178,574
Share capital increase and contributions (Note 27)	31	-
Sale of interest in associates and joint ventures (Note 27)	(2,831)	(31,731)
Share of profit	23,654	39,921
Other comprehensive (loss) / income	(372)	795
Dividends (Note 27)	(2,390)	(20,896)
Increase of participation in associates (ii)	1,985	-
End of the period / year (i)	186,740	166,663

(i) As of December 31, 2024 and June 30, 2024 includes ARS (34) and ARS (18) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 19).
(ii) Corresponds to the participation in Challenger Gold Ltd.

Below is additional information about the principal Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	12.31.2024	06.30.2024	12.31.2024	06.30.2024	12.31.2024	12.31.2023

New Lipstick	49.96%	49.96%	1,234	1,308	(75)	712
BHSA	29.21%	29.89%	137,603	125,724	14,710	27,930
BACS (1)	55.91%	56.35%	9,417	9,204	213	1,035
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	5,816	5,391	762	1,797
GCDI	27.39%	27.39%	4,575	1,558	3,017	(2,537)
La Rural S.A.	50.00%	50.00%	16,835	12,862	6,027	13,251
Agrouranga S.A.	34.86%	34.86%	6,276	6,443	(170)	1,191
Other associates and joint ventures	N/A	N/A	4,984	4,173	(1,202)	4,148
Total associates and joint ventures			186,740	166,663	23,282	47,527

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (1)	(*) (49)
BHSA	Argentina	Financing	442,469,223	(**) 1,500	(**) 50,211	(**) 460,550
BACS (1)	Argentina	Financing	33,125,751	(**) 88	(**) 564	(**) 24,964
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750	28	1,524	11,130
GCDI	Argentina	Real estate	250,729,447	915	11,318	16,702
La Rural S.A.	Argentina	Organization of events	714,998	1	12,196	33,393
Agrouranga S.A.	Argentina	Agriculture	2,532,206	7	(486)	3,024

(*) Amounts expressed in dollars under USGAAP.
(**) Information as of December 31, 2024 according to IFRS, pending issuance as of the date of these Financial Statements.
(1) Includes participation through BHSA, which owns a 62.28% stake in BACS.

Arcos

There have been no changes to what was informed in Note 7 to the Annual Financial Statements as of June 30, 2024.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	12.31.2024		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,316,985	803,207	1,842,544	796,144
Additions	14,197	35,680	5,399	10,774
Disposals	(7,701)	(15)	(47,991)	-
Transfers	(3,459)	(1,336)	(49,480)	(8)
Net (loss) / gain from fair value adjustment	(356,419)	128,561	(418,612)	(3,749)
Additions of capitalized leasing costs	55	41	19	259
Amortization of capitalized leasing costs (i)	(59)	(111)	(163)	(213)
Currency translation adjustment	(10,862)	-	(14,731)	-
Fair value at the end of the period / year	952,737	966,027	1,316,985	803,207

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of December 31, 2024 and June 30, 2024:

	12.31.2024	06.30.2024
Leased out farmland	65,160	78,156
Offices and other rental properties	265,163	386,174
Shopping malls (i)	982,785	830,951
Undeveloped parcels of land	603,220	822,424
Properties under development	2,436	2,487
Total	1,918,764	2,120,192

(i)
Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	12.31.2024	12.31.2023
Revenues	178,168	177,484
Direct operating expenses	(56,835)	(52,537)
Development expenses	(6,282)	(891)
Net unrealized (loss) / gain from fair value adjustment of investment property (i)	(230,596)	273,392
Net realized gain from fair value adjustment of investment property (ii)	2,738	30,818

(i) It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2024, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.
(ii) As of December 31, 2024 corresponds (ARS 4,644) to the realized result from fair value adjustment for the period ((ARS 4,639) for the sale of floors in the “261 Della Paolera” building and (ARS 5) for the sale of parking spaces in Libertador 498) and ARS 7,382 for realized result from fair value adjustment made in previous years (ARS 7,316 for the sale of floors in the “261 Della Paolera” building and ARS 66 for the sale of parking spaces in Libertador 498). As of December 31, 2023 corresponds (ARS 20,165) to the realized result from fair value adjustment for the period ((ARS 22,131) for the Ezpeleta land plot barter agreement, ARS 8,959 for the sale of floors in the “261 Della Paolera” building, (ARS 6,982) for the sale of Maple Building and (ARS 11) for the sale of parking spaces in Libertador 498) and ARS 50,983 for realized result from fair value adjustment made in previous years (ARS 24,093 for the Ezpeleta land plot barter agreement, ARS 17,983 for the sale of floors in the “261 Della Paolera” building, ARS 8,661 for the sale of Maple Building and ARS 246 for the sale of parking spaces in Libertador 498).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Ramblas del Plata (former Costa Urbana) - Costanera Sur, Buenos Aires City

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces, pedestrian streets, roadways and will contribute with six additional lots of the property, two for the Sustainable Urban Development Fund (FODUS, by its acronym in Spanish) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

Likewise, IRSA will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

On March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space. On November 15, 2023 the 3 plots were deeded in favor of the Government of the Autonomous City of Buenos Aires as well as the Public Park lot, and the 61 IRSA´s lots were created, receiving the parcel ballots corresponding to those 61 private plots on May 22, 2024.

As of December 31, 2024, the Project Management has been contracted, and the bidding process is underway, with offers received, for the Earthworks, Sheet Piling, Infrastructure and Roadway Works of Stage I (which includes the first phase of the public park comprising the central bay sector). As of the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, the Certificate of Environmental Aptitude of Stage I has already been obtained after the Environmental Public Hearing enabling the development of the Stage I works.

“Ramblas del Plata” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	12.31.2024	06.30.2024
Costs	555,365	56,761	136,970	52,002	29,961	831,059	840,462
Accumulated depreciation	(58,440)	(32,692)	(56,287)	(46,655)	(18,624)	(212,698)	(185,408)
Net book amount at the beginning of the period / year	496,925	24,069	80,683	5,347	11,337	618,361	655,054
Additions	9,330	1,960	5,271	618	3,197	20,376	58,927
Incorporation by business combination	650	-	-	-	3,593	4,243	-
Disposals	(473)	-	(276)	-	(823)	(1,572)	(27,136)
Currency translation adjustment	(48,738)	(3,470)	(2,190)	(3)	(1,247)	(55,648)	(61,184)
Transfers	1,883	-	(1)	1,411	(196)	3,097	23,386
Transfers to assets held for sale	(350)	-	-	-	-	(350)	(3,396)
Depreciation charges (ii)	(4,326)	(4,169)	(2,958)	(1,137)	(3,174)	(15,764)	(27,290)
Balances at the end of the period / year	454,901	18,390	80,529	6,236	12,687	572,743	618,361
Costs	517,667	55,251	139,774	54,028	34,485	801,205	831,059
Accumulated depreciation	(62,766)	(36,861)	(59,245)	(47,792)	(21,798)	(228,462)	(212,698)
Net book amount at the end of the period / year	454,901	18,390	80,529	6,236	12,687	572,743	618,361

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of December 31, 2024, the depreciation charge has been charged to the line "Costs" for ARS 2,796, "General and administrative expenses" for ARS 1,047 and "Selling expenses" for ARS 242, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 11,679 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	Completed properties	Properties under development	Undeveloped sites	12.31.2024	06.30.2024
Beginning of the period / year	2,586	10,840	10,733	24,159	27,808
Additions	-	374	418	792	1,102
Currency translation adjustment	-	(1,572)	-	(1,572)	(1,285)
Disposals	(447)	(465)	(2)	(914)	(3,466)
End of the period / year	2,139	9,177	11,149	22,465	24,159

Non-current				22,110	23,660
Current				355	499
Total				22,465	24,159

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	12.31.2024	06.30.2024
Costs	5,831	21,180	89,197	116,208	71,396
Accumulated amortization	-	(18,038)	(10,369)	(28,407)	(26,540)
Net book amount at the beginning of the period / year	5,831	3,142	78,828	87,801	44,856
Additions	3	2,066	691	2,760	12,173
Disposals	(12)	(56)	(5,594)	(5,662)	(287)
Impairment (ii)	-	-	(11,849)	(11,849)	-
Transfers	-	2,118	-	2,118	33,205
Currency translation adjustment	(92)	(164)	-	(256)	(279)
Amortization charges (i)	-	(1,183)	(149)	(1,332)	(1,867)
Balances at the end of the period / year	5,730	5,923	61,927	73,580	87,801
Costs	5,730	25,144	72,445	103,319	116,208
Accumulated amortization	-	(19,221)	(10,518)	(29,739)	(28,407)
Net book amount at the end of the period / year	5,730	5,923	61,927	73,580	87,801

(i)
As of December 31, 2024, amortization charge was recognized in the amount of ARS 1,064 under "Costs" and in the amount of ARS 268 under "General and administrative expenses" in the Statement of Income and Other Comprehensive Income (Note 24).
(ii)
IRSA annually obtains, as part of its June closing process, a valuation report prepared by a third party, which determines the market value of its properties in USD. This report also includes the values assigned to the future units to be received from barters. IRSA verified at the end of the current period that the USD values of these future units to be received have not undergone significant changes compared to the last annual valuation.
As of the end of the current period, the value of these assets recorded at their inflation-adjusted cost is ARS 46,322, while the reference value in USD of these assets, converted into Argentine Pesos at the period-end exchange rate—considering this as the fair value less selling costs—amounts to ARS 34,473, resulting in an impairment of ARS 11,849. This situation is due to a temporary effect arising from the fact that, during the current period, the exchange rate variation was lower than the accumulated inflation for the same period.
The impairment charge has been recorded under "Other operating results, net" in the statement of income and other comprehensive income (Note 25).

12.
Right of use assets and lease liabilities

The Group’s right-of-use assets as of December 31, 2024 and June 30, 2024 are the following:

	12.31.2024	06.30.2024
Farmland	89,274	78,872
Convention center	4,099	10,430
Offices, shopping malls and other buildings	5,000	5,453
Machinery and equipment	3,238	2,134
Right-of-use assets	101,611	96,889
Non-current	101,611	96,889
Total	101,611	96,889

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The depreciation charge of the right of use assets is detailed below:

	12.31.2024	12.31.2023
Farmland	8,842	8,411
Convention center	403	341
Offices, shopping malls and other buildings	746	806
Machinery and equipment	595	394
Depreciation charge of right-of-use assets (i)	10,586	9,952

(I) As of December 31, 2024, the amortization charge has been allocated ARS 649 within "Costs", ARS 242 in "General and administrative expenses" and ARS 258 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 9,437 were capitalized as part of the cost of biological assets.

The Group’s lease liabilities as of December 31, 2024 and June 30, 2024 are the following:

	12.31.2024	06.30.2024
Farmland	91,376	82,304
Convention center	2,153	10,867
Offices, shopping malls and other buildings	2,943	3,466
Lease liabilities	96,472	96,637
Non-current	75,723	74,184
Current	20,749	22,453
Total	96,472	96,637

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the six-month period ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	12.31.2024	06.30.2024
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	18,808	16,707	23,394	44,819	347	475	104,550	126,007
Purchases	-	-	-	7,773	25	-	7,798	8,998
Transfers	(1,162)	1,162	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(5,588)	5,870	3,459	453	-	4,194	7,072
Decrease due to harvest	-	(38,871)	(46,862)	-	-	-	(85,733)	(265,758)
Sales	-	-	-	(14,489)	-	-	(14,489)	(24,716)
Consumes	-	-	-	(46)	(1)	(52)	(99)	(222)
Costs for the period / year	23,020	71,657	40,660	13,334	-	142	148,813	301,275
Currency translation adjustment	(11,186)	(2,326)	(3,136)	(1,504)	-	-	(18,152)	(48,106)
Balances at the end of the period / year	29,480	42,741	19,926	53,346	824	565	146,882	104,550
Non-current (Production)	-	-	-	35,985	714	559	37,258	33,948
Current (Consumable)	29,480	42,741	19,926	17,361	110	6	109,624	70,602
Net book amount at the end of the period / year	29,480	42,741	19,926	53,346	824	565	146,882	104,550

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 3,912 and ARS (7,951), for the six-month period ended December 31, 2024 and for the fiscal year ended June 30, 2024, respectively; amounts of ARS 5,444 and ARS (4,855), was attributable to price changes, and amounts of ARS (1,532) and ARS (3,096), was attributable to physical changes, respectively.

During the six-month period ended December 31, 2024, there were no transfers between the fair value hierarchies. There were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS (77,245) and ARS (193,546) for the six-month period ended December 31, 2024 and the year ended June 30, 2024, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

As of December 31, 2024, and June 30, 2024, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of December 31, 2024 and 2023 are as follows:

	12.31.2024	12.31.2023
Supplies and labors	112,599	121,374
Salaries, social security costs and other personnel expenses	6,315	7,581
Depreciation and amortization	21,116	18,721
Fees and payments for services	453	372
Maintenance, security, cleaning, repairs and others	892	1,079
Taxes, rates and contributions	194	136
Leases and service charges	77	85
Freights	1,501	718
Travelling, library expenses and stationery	868	871
Other expenses	4,656	7,040
	148,671	157,977

14.
Inventories

Breakdown of Group’s inventories as of December 31, 2024 and June 30, 2024 are as follows:

	12.31.2024	06.30.2024
Crops	33,701	63,316
Materials and supplies	70,442	75,489
Sugarcane	1,246	1,225
Agricultural inventories	105,389	140,030
Supplies for hotels	601	824
Total inventories	105,990	140,854

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2024 are as follows:

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
December 31, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	323,849	45,874	-	-	369,723	115,345	485,068
Investment in financial assets:
- Public companies’ securities	91	21,433	-	-	21,524	-	21,524
- Bonds	-	96,268	-	-	96,268	-	96,268
- Mutual funds	-	93,399	-	-	93,399	-	93,399
- Others	4,030	4,972	-	-	9,002	-	9,002
Derivative financial instruments:
- Commodities options contracts	-	4,691	-	-	4,691	-	4,691
- Commodities futures contracts	-	1,798	-	-	1,798	-	1,798
- Foreign-currency options contracts	-	68	-	-	68	-	68
- Foreign-currency future contracts	-	376	-	-	376	-	376
- Swaps	-	-	1,542	-	1,542	-	1,542
- Warrants	-	-	-	1	1	-	1
- Others	-	1,477	-	-	1,477	-	1,477
Restricted assets (i)	4,158	-	-	-	4,158	-	4,158
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	28,320	-	-	-	28,320	-	28,320
- Short-term investments	28,016	41,592	-	-	69,608	-	69,608
Total assets	388,464	311,948	1,542	1	701,955	115,345	817,300

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
December 31, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	254,239	-	254,239	117,305	371,544
Borrowings (Note 20)	1,016,200	-	1,016,200	-	1,016,200
Derivative financial instruments:
- Commodities options contracts	-	546	546	-	546
- Commodities futures contracts	-	726	726	-	726
- Foreign-currency options contracts	-	14,105	14,105	-	14,105
- Foreign-currency future contracts	-	5,836	5,836	-	5,836
- Swaps	-	4,884	4,884	-	4,884
- Others	-	53	53	-	53
Total liabilities	1,270,439	26,150	1,296,589	117,305	1,413,894

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2024 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	331,203	52,249	-	-	383,452	110,316	493,768
Investment in financial assets:
- Public companies’ securities	107	21,272	-	-	21,379	-	21,379
- Bonds	-	65,503	-	-	65,503	-	65,503
- Mutual funds	-	78,973	336	-	79,309	-	79,309
- Others	6,683	16,557	-	30	23,270	-	23,270
Derivative financial instruments:
- Commodities options contracts	-	4,282	-	-	4,282	-	4,282
- Commodities futures contracts	-	1,840	-	-	1,840	-	1,840
- Foreign-currency options contracts	-	250	-	-	250	-	250
- Foreign-currency future contracts	-	232	-	-	232	-	232
- Swaps	-	-	1,262	-	1,262	-	1,262
- Options on companies	68	-	-	-	68	-	68
- Others	-	1,696	-	-	1,696	-	1,696
Restricted assets (i)	3,294	-	-	-	3,294	-	3,294
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	61,576	-	-	-	61,576	-	61,576
- Short-term investments	-	77,285	-	-	77,285	-	77,285
Total assets	402,931	320,139	1,598	30	724,698	110,316	835,014

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	232,442	-	232,442	129,841	362,283
Borrowings (Note 20)	996,360	-	996,360	-	996,360
Derivative financial instruments:
- Commodities options contracts	-	812	812	-	812
- Commodities futures contracts	-	1,641	1,641	-	1,641
- Foreign-currency options contracts	-	9,512	9,512	-	9,512
- Foreign-currency future contracts	-	4,501	4,501	-	4,501
- Swaps	-	2,000	2,000	-	2,000
Total liabilities	1,228,802	18,466	1,247,268	129,841	1,377,109

(i)
Corresponds to deposits in guarantee and escrows.

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2024.

As of December 31, 2024, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2024 and June 30, 2024 are as follows:

	12.31.2024	06.30.2024
Trade, leases and services receivable (*)	315,281	311,550
Less: allowance for doubtful accounts	(5,109)	(5,184)
Total trade receivables	310,172	306,366
Prepayments	77,233	71,746
Borrowings, deposits and others	35,439	51,137
Guarantee deposits	80	86
Tax receivables	37,660	31,116
Others	19,375	28,133
Total other receivables	169,787	182,218
Total trade and other receivables	479,959	488,584

Non-current	158,452	171,624
Current	321,507	316,960
Total	479,959	488,584

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 30.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.2024	06.30.2024
Beginning of the period / year	5,184	6,806
Additions (i)	857	1,547
Recovery (i)	(191)	(275)
Currency translation adjustment	211	3,590
Used during the the period / year	(149)	(19)
Inflation adjustment	(803)	(6,465)
End of the period / year	5,109	5,184

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2024 and 2023:

	Note	12.31.2024	12.31.2023
(Loss) / profit for the period		(64,391)	266,118
Adjustments for:
Income tax	21	(22,648)	82,064
Amortization and depreciation	24	6,736	6,242
Loss / (gain) from disposal of trading properties		1,020	(4,837)
(Gain) / loss from disposal of property, plant and equipment		(3)	2,361
Net loss / (gain) from fair value adjustment of investment properties		227,858	(304,210)
Gain from lease modification		(1,680)	-
Impairment of intangible assets	25	11,849	-
(Gain) / loss from disposal of subsidiary and associates	25	(2,061)	1,883
Financial results, net		(96,829)	147,559
Provisions and allowances		11,981	(2,255)
Share of profit of associates and joint ventures	7	(23,654)	(43,276)
Management fees		-	12,277
Changes in net realizable value of agricultural products after harvest		1,806	(15,077)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(21,309)	(10,758)
Gain from disposal of farmlands		(23,726)	(9,196)
Changes in operating assets and liabilities:
Decrease / (increase) in inventories		17,152	(7,232)
Decrease / (increase) in trading properties		4,290	(255)
Increase in biological assets		(9,294)	(22)
Increase in trade and other receivables		(8,483)	(1,958)
(Decrease) / increase in trade and other payables		(15,423)	8,347
Decrease in salaries and social security liabilities		(3,647)	(15,618)
Decrease in provisions		(288)	(457)
Decrease in lease liabilities		(2,635)	(4,227)
Net variation in derivative financial instruments		(108)	5,207
Decrease in right of use assets		-	4
Net cash (used in) / generated from operating activities before income tax paid		(13,487)	112,684

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2024 and 2023:

	12.31.2024	12.31.2023
Increase in investment properties through an increase in trade and other payables	12,397	-
Decrease in investment properties through an increase in property, plant and equipment	3,173	15,063
Currency translation adjustment and other comprehensive results from associates and joint ventures	30,920	106,250
Other changes in shareholders' equity	7,974	4,492
Increase of non-convertible notes through a decrease in non-convertible notes	12,183	-
Decrease in lease liabilities through a decrease in trade and other receivables	-	61
Decrease in property, plant and equipment through an increase in investment properties	2,420	10,366
Increase in shareholders' equity through an increase in investment properties	371	3,517
Increase in deferred income tax liabilities through a decrease in shareholders' equity	130	769
Decrease in lease liabilities through an increase in trade and other payables	400	-
Increase in investment properties through a decrease in investment in financial assets	18,160	-
Decrease in investment in financial assets through a decrease in trade and other payables	10,380	-
Decrease in investment in financial assets through an increase in trade and other receivables	2,365	-
Increase in property, plant and equipment through an increase in trade and other payables	2,927	11,849
Decrease in property, plant and equipment through an increase in trade and other receivables	1,203	3,262
Increase in investment in financial assets through an increase in borrowings	462	601
Decrease in shareholders' equity through a decrease in investment in financial assets	51,216	-
Increase in right of use assets through an increase in lease liabilities	8,957	20,200
Increase in investment in associates and joint ventures through a decrease in financial assets	1,985	-
Increase in intangible assets through a decrease in investment properties	2,118	33,205
Increase in intangible assets through an increase in trade and other payables	691	9,562
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	-	1,629
Decrease in investment properties through an increase in trade and other receivables	1,157	3,412
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	2,390	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	331	5,353
Barter transaction investment properties	14	854
Decrease in shareholders' equity through an increase in trade and other payables	2,122	41,780
Increase in investments in financial assets through a decrease in derivative financial instruments	34	-
Decrease in borrowings through an increase in trade and other payables	2,654	-
Decrease in shareholders' equity through a decrease in trade and other receivables	4,277	5,043

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2024 and June 30, 2024 were as follows:

	12.31.2024	06.30.2024
Trade payables	209,824	171,851
Advances from sales, leases and services (*)	54,724	74,713
Accrued invoices	21,508	15,651
Deferred income	532	572
Admission fees (*)	34,635	35,623
Deposits in guarantee	538	696
Total trade payables	321,761	299,106
Dividends payable to non-controlling interests	278	7,960
Tax payables	27,414	18,931
Director´s Fees	4,557	6,762
Management fees	-	9,529
Others	17,534	19,995
Total other payables	49,783	63,177
Total trade and other payables	371,544	362,283

Non-current	62,962	61,275
Current	308,582	301,008
Total	371,544	362,283

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 30.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	12.31.2024	06.30.2024
Beginning of the period / year	31,688	18	31,706	32,994
Additions (i)	2,662	-	2,662	10,216
Decreases (i)	(426)	(31)	(457)	(506)
Participation in the results	-	47	47	13
Inflation adjustment	(2,195)	-	(2,195)	(10,194)
Currency translation adjustment	(58)	-	(58)	(71)
Used during the period / year	(288)	-	(288)	(746)
End of the period / year	31,383	34	31,417	31,706

Non-current			26,382	26,142
Current			5,035	5,564
Total			31,417	31,706

(i)
Additions and recovery are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii)
Corresponds to investments in Puerto Retiro as of December 31, 2024 and as of June 30, 2024. The increase and recovery is included in "Share of profit of associates and joint ventures "
(iii)
Includes the provision for the IDBD lawsuit.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and seizure on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October 2024 to present witnesses. A list of witnesses has been provided and the parties are in discussions to agree on certain facts of the case, which will be documented and submitted to the Court as part of the evidentiary stage.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of December 31, 2024 and June 30, 2024 was as follows:

	Book value		Fair value
	12.31.2024	06.30.2024	12.31.2024	06.30.2024
Non-convertible notes	895,806	892,026	892,431	864,682
Bank loans	84,451	51,791	84,451	51,791
Bank overdrafts	27,704	40,158	27,704	40,158
Others	8,239	12,385	8,239	12,385
Total borrowings	1,016,200	996,360	1,012,825	969,016

Non-current	628,242	576,097
Current	387,958	420,263
Total	1,016,200	996,360

Series XLVI Notes - CRESUD

On July 18, 2024, Cresud issued Notes on the local market for a total amount of USD 28.6 million. Below are the main characteristics of the issuance:

●
Series XLVI Notes: Denominated in dollars and payable in Argentina pesos at the applicable exchange rate for ARS 28.6 million at a fix rate of 1.5%. The principal will be paid at the expiration. The price of issuance was 100.0% of the nominal value.

The funds will be used as defined in the issuance documents.

Series XLVII Notes - CRESUD

On November 15, 2024, the Company issued Notes on the local market for a total amount of USD 64.4 million. Below are the main characteristics of the issuance:

●
Series XLVII Notes: Denominated in dollars for a total amount of USD 64.4 million at a fixed rate of 7.0%, with semiannual interest payments. The principal will be repaid in one instalment on the maturity date, November 15, 2028. The issuance price was 100% of the nominal value.

The funds will primarily be used for debt refinancing and working capital in Argentina.

Local Notes Issuance – Series XXII & XXIII Notes - IRSA

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

●
Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

●
Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

The funds will be used as defined in the issuance documents.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Taxation

The details of the Group’s income tax, is as follows:

	12.31.2024	12.31.2023
Current income tax	(62,320)	(25,859)
Deferred income tax	84,968	(56,205)
Income tax	22,648	(82,064)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2024 and 2023:

	12.31.2024	12.31.2023
Tax calculated at the tax rates applicable to loss / (profit) in the respective countries	39,258	(102,815)
Permanent differences:
Share of profit of joint ventures and associates	8,183	16,528
Tax rate differential	160	(57)
Provision for unrecoverability of tax loss carry-forwards	14,795	(5,268)
Difference between affidavit and provision	(4,262)	6,801
Non-taxable profit, non-deductible expenses and others	(3,128)	(48,163)
Tax inflation adjustment	(28,799)	(33,324)
Fiscal transparency	(11,810)	(8,499)
Inflation adjustment permanent difference	5,718	78,976
Others	2,533	13,757
Income tax	22,648	(82,064)

The gross movement in the deferred income tax account is as follows:

	12.31.2024	06.30.2024
Beginning of the period / year	(761,213)	(864,233)
Currency translation adjustment	6,680	8,133
Incorporation by business combination	5,627	-
Revaluation surplus	(2,076)	(2,467)
Charged to the Statement of Income	84,968	97,354
End of the the period / year	(666,014)	(761,213)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	12.31.2024	12.31.2023
Crops	91,208	94,803
Sugarcane	45,159	42,880
Cattle	17,787	13,889
Supplies	66,882	35,499
Consignment	4,221	20,383
Advertising and brokerage fees	9,644	11,582
Agricultural rental and other services	2,390	5,969
Income from sales and services from agricultural business	237,291	225,005
Trading properties and developments	5,556	8,266
Rental and services	175,779	171,514
Hotel operations, tourism services and others	30,537	41,074
Income from sales and services from urban properties and investment business	211,872	220,854
Total revenues	449,163	445,859

23.
Costs

	12.31.2024	12.31.2023
Other operative costs	133	150
Cost of property operations	133	150
Crops	70,991	86,152
Sugarcane	36,811	35,648
Cattle	14,489	10,916
Supplies	60,178	30,359
Consignment	21,946	4,758
Advertising and brokerage fees	9,943	9,349
Agricultural rental and other services	2,437	4,288
Cost of sales and services from agricultural business	216,795	181,470
Trading properties and developments	7,760	4,858
Rental and services	54,398	48,249
Hotel operations, tourism services and others	19,162	18,307
Cost of sales and services from sales and services from urban properties and investment business	81,320	71,414
Total costs	298,248	253,034

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	12.31.2024	12.31.2023
Change in agricultural products and biological assets	98,947	-	-	98,947	108,040
Salaries, social security costs and other personnel expenses	36,835	22,829	3,482	63,146	59,878
Fees and payments for services	28,755	5,643	1,235	35,633	40,917
Cost of sale of goods and services	87,579	-	-	87,579	37,636
Maintenance, security, cleaning, repairs and others	22,867	3,529	46	26,442	22,382
Taxes, rates and contributions	4,933	1,989	10,809	17,731	22,618
Advertising and other selling expenses	9,566	36	2,162	11,764	12,282
Freights	16	3	11,935	11,954	7,812
Director's fees (i)	-	9,079	-	9,079	(6,966)
Depreciation and amortization	4,675	1,551	510	6,736	6,242
Leases and service charges	1,790	591	41	2,422	1,887
Travelling, library expenses and stationery	1,088	802	658	2,548	2,233
Supplies and labors	3	1	2,099	2,103	827
Other expenses	593	232	997	1,822	4,114
Bank expenses	38	969	-	1,007	1,487
Conditioning and clearance	-	-	1,829	1,829	1,645
Interaction and roaming expenses	563	25	9	597	614
Allowance for doubtful accounts, net	-	-	666	666	165
Total expenses by nature as of 12.31.2024	298,248	47,279	36,478	382,005	-
Total expenses by nature as of 12.31.2023	253,034	35,287	35,492	-	323,813

(i) On October 5, 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting of IRSA for ARS 9,050 (nominal values). The Board of Directors of IRSA had proposed Director´s fees for ARS 13,500 (nominal values) and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the six-month period ended December 31, 2023, with the final approval of said fee, IRSA proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	12.31.2024	12.31.2023
Gain from commodity derivative financial instruments	3,386	2,907
Gain / (loss) from sale of property, plant and equipment	3	(2,361)
Impairment of intangible assets	(11,849)	-
Gain / (loss) from sale of joint ventures	2,061	(1,883)
Donations	(470)	(419)
Lawsuits and other contingencies	(2,236)	(4,546)
Interest and allowances generated by operating assets	10,593	15,765
Administration fees	552	267
Others	(3,238)	2,268
Total other operating results, net	(1,198)	11,998

26.
Financial results, net

	12.31.2024	12.31.2023
Financial income
Interest income	3,339	18,864
Other finance income	11	-
Total financial income	3,350	18,864
Financial costs
Interest expense	(32,420)	(33,039)
Other financial costs	(4,689)	(7,637)
Total finance costs	(37,109)	(40,676)
Other financial results:
Foreign exchange, net	36,726	(455,008)
Fair value gain from financial assets and liabilities at fair value through profit or loss	68,842	206,729
Loss from repurchase of non-convertible notes	(134)	(227)
Loss from derivative financial instruments (except commodities)	(12,401)	(33,064)
Others	57	10,176
Total other financial results	93,090	(271,394)
Inflation adjustment	(34,418)	148,683
Total financial results, net	24,913	(144,523)

27.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2024 and June 30, 2024:

Item	12.31.2024	06.30.2024
Trade and other receivables	29,688	42,544
Investments in financial assets	4,282	4,582
Trade and other payables	(15,288)	(27,861)
Borrowings	(999)	(633)
Total	17,683	18,632

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.2024	06.30.2024	Description of transaction	Item
New Lipstick	250	267	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	2,245	2,402	Other investments	Investments in financial assets
	298	302	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	44	46	Leases and/or right of use assets receivable	Trade and other receivables
	-	5,731	Dividends	Trade and other receivables
La Rural S.A.	2,077	1,666	Canon	Trade and other receivables
	(1)	(2)	Other payables	Trade and other payables
	4	19	Other receivables	Trade and other receivables
	(1)	-	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	13	12	Loans granted	Trade and other receivables
	(999)	(633)	Borrowings	Borrowings
	4	35	Management fees receivable	Trade and other receivables
	(29)	(25)	Other payables	Trade and other payables
	11	13	Other receivables	Trade and other receivables
Total associates and joint ventures	3,917	9,834
CAMSA and its subsidiaries	-	(9,529)	Management fee payables	Trade and other payables
	-	(4)	Reimbursement of expenses	Trade and other payables
Yad Levim LTD	20,597	21,407	Loans granted	Trade and other receivables
Galerias Pacifico	-	3,936	Loans granted	Trade and other receivables
	1	4	Other receivables	Trade and other receivables
Sutton	5,190	4,923	Loans granted	Trade and other receivables
	(91)	(93)	Other payables	Trade and other payables
Rundel Global LTD	2,037	2,180	Other investments	Investments in financial assets
Sociedad Rural Argentina	(10,414)	(11,161)	Other payables	Trade and other payables
Other related parties	1,158	1,236	Other receivables	Trade and other receivables
	(96)	(199)	Other payables	Trade and other payables
	40	70	Reimbursement of expenses receivable	Trade and other receivables
	(100)	(69)	Legal services	Trade and other payables
Total other related parties	18,322	12,701
IFISA	-	2,876	Financial operations receivables	Trade and other receivables
Total direct parent company	-	2,876
Directors and Senior Management	(4,556)	(6,779)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(4,556)	(6,779)
Total	17,683	18,632

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation), Nuevo Puerto Santa Fe S.A and Agrouranga S.A.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month periods ended December 31, 2024 and 2023:

Related party	12.31.2024	12.31.2023	Description of transaction
BHN Vida S.A.	-	(252)	Financial operations
BHN Seguros Generales S.A.	-	(86)	Financial operations
Comparaencasa Ltd.	(143)	2,236	Financial operations
Other associates and joint ventures (i)	(5)	44	Leases and/or right of use assets
	267	170	Corporate services
	37	(179)	Financial operations
Total associates and joint ventures	156	1,933
CAMSA and its subsidiaries	-	(12,277)	Management fee
Rundel Global LTD	-	3,665	Financial operations
Yad Levim LTD	611	527	Financial operations
Sociedad Rural Argentina	1,097	(379)	Financial operations
Other related parties	(110)	(44)	Leases and/or rights of use
	(552)	(664)	Fees and remunerations
	50	35	Corporate services
	(253)	(279)	Legal services
	(505)	3,025	Financial operations
	(376)	(246)	Donations
	461	1,435	Income from sales and services from agricultural business
Total other related parties	423	(5,202)
IFISA	15	-	Financial operations
Total Parent Company	15	-
Directors (ii)	(9,079)	6,966	Management fee
Senior Management	(610)	(370)	Compensation of Directors and senior management
Total Directors and Senior Management	(9,689)	6,596
Total	(9,095)	3,327

(i)
Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. (in liquidation), BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A., Quality Invest S.A. and Agrouranga S.A.
(ii)
See Note 24 to these financial statements.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2024 and 2023:

Related party	12.31.2024	12.31.2023	Description of transaction
Puerto Retiro	(31)	-	Irrevocable contributions
Total irrevocable contributions	(31)	-
Nuevo Puerto Santa Fe S.A.	336	534	Dividends received
La Rural S.A.	2,054	-	Dividends received
Total dividends received	2,390	534
Quality	-	(31,445)	Sale of shares
BHSA	(2,831)	-	Sale of shares
GCDI	-	(48)	Sale of shares
Total sale of shares	(2,831)	(31,493)

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	12.31.2024	12.31.2023
Inventories at the beginning of the period	69,978	24,983	94,961	96,796
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	10,647	-	10,647	862
Changes in the net realizable value of agricultural products after harvest	(1,806)	-	(1,806)	15,078
Additions	204	-	204	279
Currency translation adjustment	8,750	(1,572)	7,178	16,769
Harvest	149,477	-	149,477	176,434
Acquisitions and classifications	125,498	81,889	207,387	191,693
Consume	(30,134)	-	(30,134)	(20,805)
Disposals due to sales	-	(914)	(914)	(3,430)
Expenses incurred	44,341	-	44,341	31,868
Inventories at the end of the period	(160,160)	(23,066)	(183,226)	(252,660)
Cost as of 12.31.2024	216,795	81,320	298,115	-
Cost as of 12.31.2023	181,470	71,414	-	252,884

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	12.31.2024	06.30.2024
Assets
Trade and other receivables
US Dollar	130.060	1,029.00	133,832	100,790
Brazilian Reais	4.539	170.75	775	3,271
Euros	0.010	1,068.62	11	12
Uruguayan pesos	7.913	23.63	187	25
Trade and other receivables related parties
US Dollar	21.578	1,032.00	22,269	23,176
Total Trade and other receivables			157,074	127,274
Investment in financial assets
US Dollar	98.646	1,029.00	101,507	126,186
New Israel Shekel	5.306	283.27	1,503	1,130
Pounds	0.731	1,290.37	943	978
Investment in financial assets related parties
US Dollar	2.175	1,032.00	2,245	2,402
Total Investment in financial assets			106,198	130,696
Derivative financial instruments
US Dollar	1.157	1,029.00	1,191	1,752
Total Derivative financial instruments			1,191	1,752
Cash and cash equivalents
US Dollar	49.007	1,029.00	50,428	64,152
Chilenean pesos	4,030.769	1.04	4,192	2,736
Euros	0.010	1,068.62	11	6
Guaraníes	53.846	0.13	7	7
Brazilian Reais	0.141	170.75	24	84
New Israel Shekel	0.004	283.27	1	1
Pounds	0.002	1,290.37	3	4
Uruguayan pesos	0.085	23.63	2	19
Total Cash and cash equivalents			54,668	67,009
Total Assets			319,131	326,731

Liabilities
Trade and other payables
US Dollar	68.404	1,032.00	70,593	75,471
Uruguayan pesos	125.172	23.63	2,958	1,983
Brazilian Reais	19.026	180.75	3,439	13,693
Trade and other payables related parties
US Dollar	10.052	1,032.00	10,374	11,062
Bolivian pesos	0.341	149.37	51	55
Total Trade and other payables			87,415	102,264
Lease liabilities
US Dollar	6.636	1,032.00	6,848	16,223
Total Lease liabilities			6,848	16,223
Provisions
New Israel Shekel	86.177	283.27	24,411	24,607
Total Provisions			24,411	24,607
Borrowings
US Dollar	775.368	1,032.00	800,180	719,001
Borrowings with related parties
US Dollar	1.143	1,032.00	1,180	819
Total Borrowings			801,360	719,820
Derivative financial instruments
US Dollar	0.006	1,032.00	6	219
Total Derivative financial instruments			6	219
Total Liabilities			920,040	863,133

(1)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of December 31, 2024 according to Banco Nación Argentina and the Central Bank of the Argentine Republic

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise - CRESUD

During the six-month period ended December 31, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 2,8 million were received, for converted warrants of 4,935,452 and a total of 6,785,115 common shares of the Company with a nominal value of ARS 1 were issued.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 45,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 90,000,000 common shares of par value ARS 1 and with the right to one vote per share and 90,000,000 options with the right to receive common shares.

Change in Warrants terms and conditions - CRESUD

As a result of the cash dividend payment made by the Company on October 28, 2024, certain terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3146. Post-dividend ratio: 1.4075.

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4303. Post-dividend price: USD 0.4019.

The other terms and conditions of the warrants remain the same.

Shares Buyback Program – New program - CRESUD

On October 28, 2024, the Board of Directors of CRESUD approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 12 per GDS and ARS 1,500 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On December 19, 2024, we completed the share buyback program, having acquired 4,522,623 common shares, representing approximately 99.98% of the approved program and 0.75% of the capital stock.

Dividend Payment – BrasilAgro

On October 22, 2024, General Ordinary and Extraordinary Shareholders’ Meeting, BrasilAgro approved the payment of dividends for a total amount of BRL 155 million. The full amount was paid as of the date of these consolidated financial statements.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Shares Buyback Program – New program - IRSA

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, IRSA completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Change in Warrants terms and conditions - IRSA

On November 8, 2024, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment and the allocation of treasury shares to its shareholders carried out by the Company on November 5, 2024. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3070 (nominal value ARS 10). Post-dividend ratio: 1.4818 (nominal value ARS 10).

●
Exercise price per new share to be issued: Pre-dividend price: USD 0.3307 (nominal value ARS 10). Post-dividend price: USD 0.2917 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the six-month period ended December 31, 2024, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 2.2 million was received, for converted warrants of 5,105,682 and a total of 6,838,745 common shares of the Company with a nominal value of ARS 10 were issued.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Subsequent events

Dividend Payment – FYO

On January 8, 2025, at the General Ordinary and Extraordinary Shareholders’ Meeting, FYO approved the payment of dividends for a total amount of USD 3.2 million.

Sale of lots – "Ramblas del Plata"

On January 27, 2025, IRSA signed two sales agreements with a local developer for the first stage of the "Ramblas del Plata" project, located in Puerto Madero Sur.

The first stage consists of 14 lots covering 126,000 square meters, representing 18% of the project's total sellable area. The transaction involves two lots with a combined total area of 10,525 square meters and an estimated total sellable area of 40,000 square meters.

The total price of both transactions was approximately USD 23.4 million, with 30% paid upon signing the agreement. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possession.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Report on review of interim financial information

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria [and its subsidiaries (the ‘Group’)] as at December 31, 2024 and the related condensed consolidated interim statement of financial performance and statements of comprehensive income for the six-month and three-month periods then ended, and condensed consolidated statements of changes in equity and cash flows for the six-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the condensed consolidated interim financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the condensed separate interim financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2024;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of December 31, 2024 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 596,820,390, which was not due at that date.

Autonomous City of Buenos Aires, February 10, 2025.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Brief comment on the Company’s activities during the period, including references to significant events that occurred after the end of the period.

Consolidated Results

(In ARS million)	6M 25	6M 24	YoY Var
Revenues	449,163	445,859	0.7%
Costs	(298,248)	(253,034)	17.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	4,372	(821)	-
Changes in the net realizable value of agricultural produce after harvest	(1,806)	15,077	(112.0)%
Gross profit	153,481	207,081	(25.9)%
Net gain from fair value adjustment on investment properties	(227,858)	304,210	(174.9)%
Gain from disposal of farmlands	23,726	9,196	158.0%
General and administrative expenses	(47,279)	(35,287)	34.0%
Selling expenses	(36,478)	(35,492)	2.8%
Other operating results, net	(1,198)	11,998	(110.0)%
Management Fee	-	(12,277)	(100.0)%
Result from operations	(135,606)	449,429	(130.2)%
Depreciation and Amortization	27,852	24,963	11.6%
Rights of use installments	(9,705)	(10,551)	(8.0)%
EBITDA (unaudited)	(117,459)	463,841	(125.3)%
Adjusted EBITDA (unaudited)	134,961	159,389	(15.3)%
Loss from joint ventures and associates	23,654	43,276	(45.3)%
Result from operations before financing and taxation	(111,952)	492,705	(122.7)%
Financial results, net	24,913	(144,523)	-
Result before income tax	(87,039)	348,182	(125.0)%
Income tax expense	22,648	(82,064)	-
Result for the period	(64,391)	266,118	(124.2)%

Attributable to
Equity holder of the parent	(61,541)	106,267	(157.9)%
Non-controlling interest	(2,850)	159,851	(101.8)%

Consolidated Revenues increased during the first half of fiscal year 2025 by 0.7% and 8.6% while Adjusted EBITDA decreased by 15.3% compared to the same period of fiscal year 2024. Agribusiness segments adjusted EBITDA was ARS 35,262 and urban properties and investments business (through IRSA) adjusted EBITDA was ARS 103,136 million.

The net result for the first half of fiscal year 2025 registered a loss of ARS 64,391 million, 124.2% lower than the registered in the same period of 2024. This result is mainly explained by the loss from changes in fair value of investment properties in the urban properties and investment business (IRSA).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Description of Operations by Segment

6M 2025	Agribusiness	Urban Properties and Investments	Total	6M 25 vs. 6M 24
Revenues	238,715	170,141	408,856	(0.1)%
Costs	(216,929)	(38,218)	(255,147)	19.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,786	-	2,786	-
Changes in the net realizable value of agricultural produce after harvest	(1,806)	-	(1,806)	(112.0)%
Gross profit	22,766	131,923	154,689	(25.9)%
Net gain from fair value adjustment on investment properties	(646)	(226,998)	(227,644)	(174.2)%
Gain from disposal of farmlands	23,726	-	23,726	158.0%
General and administrative expenses	(19,033)	(28,498)	(47,531)	33.2%
Selling expenses	(26,799)	(9,747)	(36,546)	3.1%
Other operating results, net	8,415	(9,723)	(1,308)	(111.0)%
Result from operations	8,429	(143,043)	(134,614)	(128.9)%
Share of profit of associates	(1,123)	24,061	22,938	(44.3)%
Segment result	7,306	(118,982)	(111,676)	(122.0)%

6M 2024	Agribusiness	Urban Properties and Investments	Total
Revenues	225,523	183,583	409,106
Costs	(181,614)	(32,373)	(213,987)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,398)	-	(1,398)
Changes in the net realizable value of agricultural produce after harvest	15,077	-	15,077
Gross profit	57,588	151,210	208,798
Net gain from fair value adjustment on investment properties	2,079	304,614	306,693
Gain from disposal of farmlands	9,196	-	9,196
General and administrative expenses	(20,362)	(15,335)	(35,697)
Selling expenses	(22,907)	(12,549)	(35,456)
Other operating results, net	15,855	(4,011)	11,844
Result from operations	41,449	423,929	465,378
Share of profit of associates	(117)	41,310	41,193
Segment result	41,332	465,239	506,571

2025 Campaign

The 2025 campaign is developing with a larger planted area, good climatic prospects in the region, slightly rising commodity prices, and input costs that have been adjusted in line with the decline in prices experienced last year, which allows for better results than those obtained in the previous campaign. In Argentina, the good level of rainfall at the beginning of the campaign allowed for a fine harvest with good yields in most crops and optimal sowing of summer crops. In January, we experienced lack of rains, which, if it continues in February, could negatively impact the critical periods of the main crops. We are optimistic about the future evolution of the campaign and the impact of the recent government announcement of the reduction of soybean export taxes from 33% to 26%, wheat and corn from 12% to 9.5%, and the elimination for regional economies. This measure is temporarily until June 30, 2025, but it directly impacted both the prices of available grains and future prices.

Our Portfolio

During the second quarter of fiscal year 2025, our portfolio under management consisted of 728,114 hectares, of which 304,189 hectares are productive, and 423,925 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Breakdown of Hectares:

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	73,906	140,424	312,607	526,937
Brazil	50,009	11,763	70,663	132,435
Bolivia	8,776	-	1,244	10,020
Paraguay	11,970	7,341	39,411	58,722
Total	144,661	159,528	423,925	728,114
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	56,613	10,896	-	67,509
Brazil	61,871	-	7,048	68,919
Bolivia	1,065	-	-	1,065
Total	119,549	10,896	7,048	137,493
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	6M 25	6M 24	YoY Var
Revenues	-	-	-
Costs	(134)	(144)	(6.9)%
Gross loss	(134)	(144)	(6.9)%
Net gain from fair value adjustment on investment properties	(646)	2,079	(131.1)%
Gain from disposal of farmlands	23,726	9,196	158.0%
General and administrative expenses	(37)	(35)	5.7%
Selling expenses	(753)	(85)	785.9%
Other operating results, net	8,932	12,140	(26.4)%
Profit from operations	31,088	23,151	34.3%
Segment profit	31,088	23,151	34.3%
EBITDA	31,107	23,175	34.2%
Adjusted EBITDA	31,753	21,095	50.5%

The Segment profit increased by ARS 7,937 million, primarily driven by the gains from farmland sales recorded in the first quarter of the period. No farmland sales were registered in the region during the second quarter.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

II)
Agricultural Production

The result of the Farming segment went from a ARS 5,483 million gain during the first half of fiscal year 2024 to a ARS 3,983 million loss during the same period of the fiscal year 2025.

in ARS million	6M 25	6M 24	YoY Var
Revenues	148,762	153,519	(3.1)%
Costs	(124,728)	(137,004)	(9.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	2,786	(1,398)	-
Changes in the net realizable value of agricultural produce after harvest	(1,806)	15,077	(112.0)%
Gross profit	25,014	30,194	(17.2)%
General and administrative expenses	(10,763)	(11,266)	(4.5)%
Selling expenses	(16,248)	(16,280)	(0.2)%
Other operating results, net	(1,670)	658	(353.8)%
Results from operations	(3,667)	3,306	(210.9)%
Results from associates	(316)	2,177	(114.5)%
Segment results	(3,983)	5,483	(172.6)%
EBITDA	8,517	12,176	(30.1)%
Adjusted EBITDA	18,522	(2,124)	-

II.a) Crops and Sugarcane

Crops

in ARS million	6M 25	6M 24	YoY Var
Revenues	84,167	92,258	(8.8)%
Costs	(70,991)	(86,152)	(17.6)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(7,174)	801	-
Changes in the net realizable value of agricultural produce after harvest	(1,787)	14,687	-
Gross result	4,215	21,594	-80.5)%
General and administrative expenses	(7,497)	(8,062)	(7.0)%
Selling expenses	(14,033)	(13,347)	5.1%
Other operating results, net	571	871	(34.4)%
Profit from operations	(16,744)	1,056	-
Results from associates	(316)	2,162	-
Activity Profit	(17,060)	3,218	-

Sugarcane

in ARS million	6M 25	6M 24	YoY Var
Revenues	45,159	42,880	5.3%
Costs	(36,811)	(35,648)	3.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	5,870	(1,668)	-
Gross result	14,218	5,564	155.5%
General and administrative expenses	(1,858)	(1,740)	6.8%
Selling expenses	(772)	(1,596)	(51.6)%
Other operating results, net	(905)	131	-
Profit from operations	10,683	2,359	352.9%
Activity profit	10,683	2,359	352.9%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Operations

Production Volume (1)	6M 25	6M 24	6M 23	6M 22	6M 21
Corn	123,188	226,709	159,712	231,058	185,889
Soybean	1,549	7,499	13,760	10,559	10,079
Wheat	42,620	24,495	22,696	33,615	35,029
Sorghum	1,078	3,161	2,066	2,725	795
Sunflower	-	177	-7	232	-
Cotton	20,449	14,676	3,353	3,094	6,818
Other	8,395	10,138	6,939	5,860	3,298
Total Crops (tons)	197,279	286,855	208,519	287,143	241,908
Sugarcane (tons)	1,340,673	1,305,064	1,287,194	1,532,990	1,679,465
(1)
Includes BrasilAgro. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	6M 25			6M 24			6M 23			6M 22			6M 21
Sales (3)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total
Corn	118.9	20.0	138.9	152.4	94.4	246.8	153.8	84.4	238.2	193.8	65.3	259.1	218.9	70.0	288.9
Soybean	30.2	72.8	103.0	22.1	34.9	57.0	47.9	15.5	63.4	83.7	50.3	134.0	84.8	23.3	108.1
Wheat	17.8	-	17.8	6.8	-	6.8	8.4	-	8.4	12.0	1.0	13.0	15.9	1.3	17.2
Sorghum	12.8	-	12.8	2.8	-	2.8	12.1	-	12.1	21.4	-	21.4	-	-	-
Sunflower	0.6	-	0.6	2.0	-	2.0	0.7	-	0.7	0.3	-	0.3	-	-	-
Cotton	9.4	2.2	11.6	9.9	1.2	11.1	5.0	-	5.0	3.8	-	3.8	2.6	-	2.6
Others	5.7	-	5.7	6.4	-	6.4	6.0	-	6.0	5.6	1.2	6.8	3.3	1.0	4.3
Total Crops (thousand ton)	195.4	95.0	290.4	202.4	130.5	332.9	233.9	99.9	333.8	320.6	117.8	438.4	325.5	95.6	421.1
Sugarcane (thousands ton)	1.340.7	-	1.340.7	1,305.1	-	1,305.1	1,161.0	-	1,161.0	1,387.7	-	1,387.7	1,560.3	-	1,560.3
(1)
Local Market
(2)
International Market
(3)
Includes BrasilAgro. Does not include Agro-Uranga S.A

The Grains activity presented a negative variation of ARS 20.278 million, from a ARS 3,218 million gain during the first half of fiscal year 2024 to a ARS 17,060 million loss during the same period of fiscal year 2025, mainly because of:

●
A holding loss in Argentina due to price performance lagging behind inflation, mainly in soybeans, corn, and wheat.

●
A negative variation in production results due to the progress of the 2024-2025 wheat campaign, which had lower production margins compared to the previous campaign. This was caused by a decline in dollar-denominated prices and a devaluation rate lower than inflation, preventing the increase in production from offsetting the drop in profitability.

●
Partially offset by better results from sales and holdings in Brazil, driven by a 47% increase in soybean volumes sold, along with a 5% rise in prices. Additionally, a gain was recorded in commodity derivatives results, as soybean positions taken during the campaign were sold at average prices above market levels.

The result of the Sugarcane activity increased by ARS 8,324 million, from a gain of ARS 2,359 million in the first half of fiscal year 2024 to a gain of ARS 10,683 million in the same period of 2025. This is mainly driven by higher production gains in Brazil, with improved margins due to increased ethanol consumption following the rise in diesel prizes, along with higher production volumes in tons, partially offset by higher fertilizer and transportation costs.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Area in Operation (hectares) (1)	As of 12/31/24	As of 12/31/23	YoY Var
Own farms	114,272	121,258	-5.8%
Leased farms	152,735	119,054	28.3%
Farms under concession	22,469	22,349	0.5%
Own farms leased to third parties	14,507	21,380	-32.1%
Total Area Assigned to Production	303,983	284,041	7.0%
(1)
Includes Agro-Uranga.

II.b) Cattle Production

Production Volume	6M 25	6M 24	6M 23	6M 22	6M 21
Cattle herd (tons)(1)	5,495	4,496	4,273	3,575	4,543
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	6M 25			6M 24			6M 23			6M 22			6M 21
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	7.9	-	7.9	6.3	-	6.3	5.2	-	5.2	6.2	-	6.2	8.5	-	8.5
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	6M 25	6M 24	YoY Var
Revenues	17,787	13,889	28.1%
Costs	(14,489)	(10,916)	32.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce	4,090	(531)	-
Changes in the net realizable value of agricultural produce after harvest	(19)	390	-
Gross Profit	7,369	2,832	160.2%
General and administrative expenses	(1,122)	(1,074)	4.5%
Selling expenses	(1,325)	(980)	35.2%
Other operating results, net	(1,200)	(274)	338.0%
Result from operations	3,722	504	638.5%
Results from associates	-	15	(100.0)%
Activity Result	3,722	519	617.1%

Area in operation – Cattle (hectares) (1)	As of 12/31/24	As of 12/31/23	YoY Var
Own farms	69,034	68,013	1.5%
Leased farms	10,896	10,896	-
Farms under concession	2,696	2,696	-
Own farms leased to third parties	2,797	70	3,896.3%
Total Area Assigned to Cattle Production	85,423	81,675	4.6%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 12/31/24	As of 12/31/23	YoY Var
Breeding stock	65,169	70,265	-7.3%
Winter grazing stock	17,183	10,588	62.3%
Sheep stock	12,325	15,917	-22.6%
Total Stock (heads)	94,677	96,770	-2.2%

The result of the Cattle activity increased by ARS 3,203 million, from a ARS 519 million gain during the first half of fiscal year 2024 to a ARS 3,722 million gain in the same period of fiscal year 2025, mainly driven by improved price performance boosted by the strong recovery of the Brazilian Market, along with a significant increase in the volume of meat produced in Argentina, despite higher production costs, primarily related to feed expenses.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

II.c) Agricultural Rental and Services

In ARS Million	6M 25	6M 24	YoY Var
Revenues	1,649	4,492	(63.3)%
Costs	(2,437)	(4,288)	(43.2)%
Gross profit	(788)	204	-
General and Administrative expenses	(286)	(390)	(26.7)%
Selling expenses	(118)	(357)	(66.9)%
Other operating results, net	(136)	(70)	94.3%
Result from operations	(1,328)	(613)	116.6%
Activity Result	(1,328)	(613)	116.6%

The result of the activity decreased by ARS 715 million, from a ARS 613 million loss in the first half of fiscal year 2024 to a ARS 1,328 million loss in the same period of 2025.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment decreased by ARS 32,513 million, going from a ARS 15,331 million gain for the first half of fiscal year 2024 to a ARS 17,182 million loss for the same period of fiscal year 2025, due to a loss in stockpiling and consignment operations and on grain brokerage commissions.

In ARS Million	6M 25	6M 24	YoY Var
Revenues	89,953	72,004	24.9%
Costs	(92,067)	(44,466)	107.1%
Gross result	(2,114)	27,538	(107.7)%
General and administrative expenses	(5,616)	(6,428)	(12.6)%
Selling expenses	(9,798)	(6,542)	49.8%
Other operating results, net	1,153	3,057	(62.3)%
Result from operations	(16,375)	17,625	(192.9)%
Profit from associates	(807)	(2,294)	(64.8)%
Segment Result	(17,182)	15,331	(212.1)%
EBITDA	(14,983)	18,970	(179.0)%
Adjusted EBITDA	(15,013)	18,865	(179.6)%

IV) Corporate Segment

The negative result went from a loss of ARS 2,633 million in the first half of the fiscal year 2024 to a ARS 2,617 million in the same period of fiscal year 2025.

In ARS Million	6M 25	6M 24	YoY Var
General and administrative expenses	(2,617)	(2,633)	(0.6)%
Loss from operations	(2,617)	(2,633)	(0.6)%
Segment loss	(2,617)	(2,633)	(0.6)%
EBITDA	(2,617)	(2,633)	(0.6)%
Adjusted EBITDA	(2,617)	(2,633)	(0.6)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2024, our direct and indirect equity interest in IRSA was 55.77% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	6M 25	6M 24	Var a/a
Revenues	211,795	220,847	(4.1)%
Results from operations	(144,360)	420,144	(134.4)%
EBITDA	(138,449)	428,211	(132.3)%
Adjusted EBITDA	103,136	137,760	(25.1)%
Segment results	(118,982)	465,239	(125.6)%

Consolidated revenues from sales, rentals and services decreased by 4.1% during the first half of fiscal year 2025 compared to the same period of 2024. Adjusted EBITDA reached ARS 103,136 million, 25,1% lower than in the same period of the previous fiscal year.

Financial Indebtedness and Other

The following tables contain a breakdown of the company’s indebtedness as of December 31, 2024:

Agricultural Business

Description	Currency	Amount (USD MM)(1)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	3.9	Variable	< 30 days
Series XLIII	ARS	19.3	Variable	Jan-25
Series XXXVI	USD	29.0	2.00%	Feb-25
Series XXXVII	USD	24.4	5.50%	Mar-25
Series XXXVIII	USD	70.4	8.00%	Mar-26
Series XLII	USD	30.0	0.00%	May-26
Series XLV	USD	10.2	6.00%	Aug-26
Series XL	USD	38.2	0.00%	Dec-26
Series XLIV	USD	39.8	6.00%	Jan-27
Series XLVI	USD	23.8	1.50%	Jul-27
Series XLVII	USD	64.4	7.00%	Nov-28
Other debt	USD	12.3
CRESUD’s Total Debt (3)	USD	365.7
Cash and cash equivalents (3)	USD	43.2
CRESUD’s Net Debt	USD	322.5
Brasilagro’s Total Net Debt	USD	134,7
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 1,032.0 ARS/USD and 6.178 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	29.5	Variable	< 360 days
Series XIX	ARS	25.4	Variable	Feb-25
Series XV	USD	54.5	8.00%	Mar-25
Series XXI	ARS	16.5	Variable	Jun-25
Series XVI	USD	28.3	7.00%	Jul-25
Series XVII	USD	25.0	5.00%	Dec-25
Series XX	USD	21.3	6.00%	Jun-26
Series XVIII	USD	21.4	7.00%	Feb-27
Series XXII	USD	15.8	5.75%	Oct-27
Series XIV	USD	134.8	8.75%	Jun-28
Series XXIII	USD	51.5	7.25%	Oct-29
IRSA’s Total Debt	USD	424.0
Cash & Cash Equivalents + Investments (2)	USD	168.6
IRSA’s Net Debt	USD	255.4
(1)
Principal amount in USD (million) at an exchange rate of ARS 1,032.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Dec-24	Dec-23	Dec-22	Dec-21	Dec-20
Current assets	860,003	1,327,764	936,135	987,205	796,786
Non-current assets	3,095,323	4,538,207	3,903,039	4,406,776	4,656,091
Total assets	3,955,326	5,865,971	4,839,174	5,393,981	5,452,877
Current liabilities	818,215	1,124,142	932,486	810,843	1,353,715
Non-current liabilities	1,477,235	2,253,914	1,892,024	2,585,510	2,272,796
Total liabilities	2,295,450	3,378,056	2,824,510	3,396,353	3,626,511
Total capital and reserves attributable to the shareholders of the controlling company	739,254	1,034,166	844,254	732,010	598,458
Minority interests	920,622	1,453,749	1,170,410	1,265,618	1,227,908
Shareholders’ equity	1,659,876	2,487,915	2,014,664	1,997,628	1,826,366
Total liabilities plus minority interests plus shareholders’ equity	3,955,326	5,865,971	4,839,174	5,393,981	5,452,877

Comparative Summary Consolidated Statement of Income Data

In ARS million	Dec-24	Dec-23	Dec-22	Dec-21	Dec-20
Gross profit	153,481	207,081	174,605	193,431	114,461
Profit from operations	(135,606)	449,429	(115,001)	448,421	178,608
Results from associates and joint ventures	23,654	43,276	5,505	821	(9,726)
Profit from operations before financing and taxation	(111,952)	492,705	(109,496)	449,242	168,882
Financial results, net	24,913	(144,523)	59,656	110,047	(18,322)
Profit before income tax	(87,039)	348,182	(49,840)	559,289	150,560
Income tax expense	22,648	(82,064)	180,296	(56,921)	(82,136)
Result of the period of continuous operations	(64,391)	266,118	130,456	502,368	68,424
Result of discontinued operations after taxes	-	-	-	-	(133,470)
Result for the period	(64,391)	266,118	130,456	502,368	(65,046)
Controlling company’s shareholders	(61,541)	106,267	71,707	280,138	(59,811)
Non-controlling interest	(2,850)	159,851	58,749	222,230	(5,235)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Dec-24	Dec-23	Dec-22	Dec-21	Dec-20
Net cash generated by operating activities	(20,371)	106,197	(2,515)	136,982	64,830
Net cash (used in) / generated by investment activities	(62,277)	118,217	37,305	97,793	1,008,335
Net cash used in financing activities	40,338	(244,973)	(224,107)	(256,652)	(910,311)
Total net cash generated during the fiscal period	(42,310)	(20,559)	(189,317)	(21,877)	162,854

Ratios

In ARS million	Dec-24	Dec-23	Dec-22	Dec-21	Dec-20
Liquidity (1)	1.051	1.181	1.004	1.218	0.589
Solvency (2)	0.723	0.736	0.713	0.588	0.504
Restricted capital (3)	0.783	0.774	0.807	0.817	0.854
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

October 2024: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2024, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of a cash dividend of ARS 45,000 million as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2024.

●
The issuance and public offering of complementary shares to fulfill the delivery of shares under the exercise of option holders' rights.

On November 7, 2024, the Company distributed among its shareholders the cash dividend in an amount of ARS 45,000,000,000 equivalent to 7,527.253613523% of the stock capital, an amount per share of ARS 75,27253613523 and an amount per ADS of ARS 752.7253613523.

October 2024: Shares Buyback Program – Start and Completion

On October 28, 2024, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Argentine National Securities Commission.

●
Maximum amount of the investment: Up to ARS 6,500 million.

●
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in accordance with the provisions of the applicable regulations.

●
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

●
Payable Price: Up to ARS 1.500 per ordinary share and up to USD 12.00 per ADS.

●
Period in which the acquisitions will take place: up to 180 days after the publication of the minutes, subject to any renewal or extension of the term, which will be informed to the investing public.

●
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

To make such a decision, the Board of Directors has taken into account the economic and market situation, as well as the discount that the current share price has in relation to the fair value of the assets, determined by independent appraisers, and has as its objective to contribute to the strengthening of the shares in the market and reduce the fluctuations in the listed value that does not reflect the value or the economic reality that the assets currently have, resulting in the detriment of the interests of the Company's shareholders.

On December 20, 2024, the Company completed the shares buyback program, having acquired in the local market 4,522,623 ordinary shares, which represent approximately 99.98% of the approved program and 0.75% of the outstanding shares.

November 2024: Warrants – Post dividends distribution

On November 8, 2024, the Company reported that due to the cash dividend and own shares distributed to the shareholders, the terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Number of shares to be issued per warrant:

●
Ratio before the adjustment: 1.3146

●
Ratio after the adjustment (current): 1.4075

 Warrant exercise price per new share to be issued:

●
Price before the adjustment: USD 0.4303

●
Price after adjustment (current): USD 0.4019

November 2024: Notes issuance

On November 15, 2024, Cresud issued Notes on the local market for a total amount of USD 64.4 million through the following instrument:

●
Series XLVII: Denominated in dollars for USD 64.4 million, with 7.0% interest rate and semiannual interests’ payments. The Capital amortization will be 100% at maturity, on November 15, 2028. The issuance price was 100.0%.

The funds were mainly used to refinance short-term liabilities and working capital in Argentina.

November 2024: Warrants Exercise

Between November 17 and 25, 2024, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 4,501,293 ordinary shares of the Company were registered, with a face value of ARS 1. As a result of the exercise, USD 1,809,070 was collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 598,639,142 to 603,140,435, and the number of outstanding warrants decreased from 84,261,280 to 81,063,170.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2024	2023
Result for the period	(64,391)	266,118
Income tax expense	(22,648)	82,064
Net financial results	(24,913)	144,523
Share of profit of associates and joint ventures	(23,654)	(43,276)
Depreciation and amortization	27,852	24,963
Rights of use installments	(9,705)	(10,551)
EBITDA (unaudited)	(117,459)	463,841
Gain from fair value of investment properties, not realized - agribusiness	646	(2,079)
Gain from fair value of investment properties, not realized - Urban Properties Business	227,212	(302,131)
Realized sale – Real Estate	2,738	30,818
Initial recognition and changes in fair value of biological assets	(980)	(13,682)
Realized initial recognition and changes in fair value of biological assets	10,955	(723)
Others	11,849	(16,655)
Adjusted EBITDA (unaudited)	134,961	159,389

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2024

Brief comment on prospects for the fiscal year

The 2025 campaign is developing with a larger planted area, good regional climatic prospects, slightly rising commodity prices, and input costs that have been adjusted in line with the decline in prices experienced last year, which allows for better results than those obtained in the previous campaign. In Argentina, the good level of rainfall at the beginning of the campaign allowed for a fine harvest with good yields in most crops and optimal sowing of summer crops. In January, we experienced lack of rains, which, if it continues in February, could negatively impact the critical periods of the main crops. We are optimistic about the future evolution of the campaign and the impact of the recent government announcement of the reduction of soybean export taxes from 33% to 26%, wheat and corn from 12% to 9.5%, and the elimination for regional economies. This measure is temporarily until June 30, 2025, but it directly impacted both the prices of available grains and future prices.

Regarding livestock activity, we expect a year of good prices in Argentina with high production and good margins. The feedlots that the company has in La Pampa and Salta are operating at full capacity.

On the real estate side, since the new government took office in December 2023, we have begun to see greater interest in our farms in Argentina and operations that are gradually materializing. In Brazil, liquidity in the land market continues, and Brasilagro was able to close good deals in recent quarters. As part of our business strategy, we will continue to sell farms that have reached their maximum appreciation level in Argentina and the region.

Our agricultural commercial services business, through FyO, projects continued growth in grain trading, continuing the company’s digital transformation, and advancing the regionalization of the input business in Brazil, Paraguay, Bolivia, and Peru with the aim of increasing sales and margins.

The urban properties and investments business, which we own through IRSA, has been showing good operational performance in its rental businesses and launching new mixed-use developments, such as Ramblas del Plata in Puerto Madero Sur, which we expect will drive the company's growth over the next 10 to 15 years. The outlook for the second half of the 2025 fiscal year is positive for consumption in shopping malls and the office portfolio, while the hotel sector presents a greater challenge given the impact of the current lower FX competitiveness in Argentina. We trust in the quality of IRSA's portfolio and the management's ability to adapt to changes in the context and continue offering the best proposals to its tenants and visitors.

We will continue working during the 2025 fiscal year on reducing and streamlining the cost structure while continuing to evaluate financial, economic, and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as the disposal of assets publicly and/or privately, which may include real estate as well as marketable securities owned by the Company, notes issuance, repurchase of own shares, among other instruments that are useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with experienced management team and a great track record in accessing capital markets, will have excellent opportunities to take advantage of the best opportunities in the market.

Alejandro G. Elsztain
CEO